
November 2, 2007

Mr. James J. Burke
Chief Financial Officer and Vice President of Finance
Standard Motor Products, Inc.
37-18 Northern Blvd.
Long Island City, NY 11101

   Re: Standard Motor Products, Inc. (SMP)
      File No.: 1-04743

Dear Mr. Burke:

   In a letter dated October 25, 2007 you request the staff waive the requirements under Rule 3-09 of Regulation S-X to file separate audited financial statements of Blue Streak Electronics, LTD (BSE) and Testar, LTD. (Testar) for the year ended December 31, 2005, as well as unaudited financial statements for the two companies for the years ended December 31, 2003, 2004, 2006, and 2007 (assuming neither entity is significant at the 20% level for the year ended December 31, 2007). Additionally, you request the staff waive the requirement to provide summarized financial data pursuant to Rule 4-08(g) for the years ended December 31, 2005, 2004 and 2003. You state that neither BSE nor Testar has triggered the full financial statement filing requirements of Rule 3-09 of Regulation S-X, nor the financial statement information disclosure requirements of Rule 4-08(g) of Regulation S-X, in any year except the year ended December 31, 2005, and the only test triggered in 2005 was the income test. You state that had SMP generated an additional $348,000 of income from continuing operations during 2005, SMP would have been able to apply the five year income averaging method in computing the income test, and the 20% significance threshold would not have been exceeded for either BSE or Testar.

   You state that you will provide expanded financial information disclosure under Rule 4-08(g) of Regulation S-X in your 2006 Form 10-K/A for the year ended December 31, 2006. Specifically, you propose to break out information for BSE and Testar individually in the note, and then separate summarized information for the remaining 50 percent or less owned entities, for the year ended December 31, 2006 only. You state that you will use a similar presentation in your 2007 Form 10-K, again excluding data for the year ended December 31, 2005.

   We have considered the facts and circumstances described in your letter and are unable to grant your request. However, the staff would not object to the exclusion of the financial statements of BSE and Testar required by Rule 3-09 of Regulation S-X provided the following information was included in your 2006 Form 10-K/A and 2007 Form 10-K:

2006 Form 10-K/A
- Audited Rule 4-08(g) of Regulation S-X disclosure for BSE for the years ended December 31, 2003, 2004, 2005 and 2006;
- Audited Rule 4-08(g) of Regulation S-X disclosure for Testar for the years ended December 31, 2003, 2004, 2005 and 2006; and
- Audited Rule 4-08(g) of Regulation S-X disclosure for all 50 percent or less owned entities for the years ended December 31, 2003, 2004, 2005 and 2006.

We note that data for the year ended December 31, 2003 is requested to be included in the 2006 Form 10-K/A as SMP has met the Rule 4-08(g) test for inclusion of this information, based on the results of the tests outlined on page six of your letter.

2007 Form 10-K

Assuming that none of the 50 percent or less owned entities triggers a requirement to provide audited financial statements for the year ended December 31, 2007 under Rule 3-09 of Regulation S-X, the staff would not object to an approach that contained the following information in the 2007 Form 10-K:

- Audited Rule 4-08(g) of Regulation S-X disclosure for BSE for the years ended December 31, 2005, 2006 and 2007;
- Audited Rule 4-08(g) of Regulation S-X disclosure for Testar for the years ended December 31, 2005, 2006, and 2007; and
- Audited Rule 4-08(g) of Regulation S-X disclosure for all other 50 percent or less owned entities or the years ended December 31, 2005, 2006, and 2007.

Our conclusions are based solely on the information included in your letter. Materially new or different facts and circumstances could result in different conclusions. If you have any questions about this letter, please contact me at (202) 551-3512.

Sincerely,

Stephanie L. Hunsaker
Associate Chief Accountant